NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument
51-102 - Continuous Disclosure Obligations

Adira Energy Ltd. (formerly AMG Oil Ltd.) (the “Corporation”) hereby gives notice to the British Columbia Securities Commission of a change in corporate structure, in accordance with the provisions of section 4.9 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”).

1.	Names of Parties to the Transaction

Adira Energy Holding Corp. (formerly Adira Energy Corp.) (“Adira Energy”) and the Corporation.

2.	Description of the Transaction

On August 31, 2009, the Corporation completed a business combination (“Business Combination”) with the shareholders of Adira Energy, a company incorporated in the Province of Ontario. In addition, Adira Energy completed a private placement (“Private Placement”) of 7,600,000 units (“Units”) at a price of U.S. $0.25 per Unit. Each Unit was comprised of one common share of Adira Energy and one-half of one share purchase warrant. The common shares and share purchase warrants issued by Adira Energy were exchanged concurrently with the closing of the Business Combination.

The Corporation acquired Adira Energy by issuing 39,040,001 common shares of the Corporation to Adira Energy’s shareholders on a one for one basis. Additionally, 3,334,000 options and 3,845,000 warrants of Adira Energy were exchanged for options (the “Options”) and warrants of the Corporation on an equivalent basis.

As the shareholders of Adira Energy obtained control of the Corporation, the Business Combination is considered to be a reverse takeover transaction for accounting purposes. The financial year end of the Corporation was September 30 and that of Adira Energy was December 31. The Corporation prepared financial statements for 2009 for its September 30 year end.

3.	Effective Date of the Transaction

The Business Combination was effective August 31, 2009 (the “Effective Date”).

4.	Names of Each Party, if any that Ceased to be a Reporting Issuer Subsequent to the Transition and of each Continuing Entity

Both the Corporation and Adira Energy are continuing entities; Adira Energy is now a wholly-owned subsidiary of the Corporation. On December 17, 2009, shareholders passed a resolution to change the Corporation’s name from “AMG Oil Ltd.” to “Adira Energy Ltd.”. In anticipation of the Corporation changing its name to “Adira Energy Ltd.” and in accordance with Industry Canada guidance, the name “Adira Energy Corp.” was changed to “Adira Energy Holding Corp.” on November 26, 2009.

5.	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

September 30, 2009.

6.	Periods, including the Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

The following is a summary of the applicable financial reporting periods and statements to be prepared for the Corporation in its first financial year subsequent to the completion of the Business Combination:

  First Quarter covers from October 1, 2009 to December 31, 2009 (3 months);

  Second Quarter covers from October 1, 2009 to March 31, 2010 (6 months);

  Third Quarter covers from October 1, 2009 to June 30, 2010 (9 months); and

  Audited financial statements for the year ended September 2010 as compared to the year ended September 2009.

7.	Documents Filed under NI 51-102

For additional information relating to the Business Combination, please refer the following documents filed on SEDAR (www.sedar.com) under the profile of the Corporation:

  a Press Release filed on September 1, 2009;

  a Material Change Report filed on September 1, 2009; and

  the Form 20-F dated September 4, 2009 filed on SEDAR under the heading of “material document”.

8.	Date of Report

February 23, 2010